April 2, 2014

VIA EDGAR

Mara Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc.

Amendment No. 3 to Registration Statement on Form S-1/A3

Filed March 4, 2014

File No. 333-192590

Dear Ms. Ransom:

By letter dated March 18, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Natural Gas Fueling and Conversion Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A3, filed on March 4, 2014.

We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 1

1. Please include on the prospectus cover page and elsewhere in the registration statement as appropriate the duration of the offering.

Response:

This offering is open for a period of about180 days from its effective date or upon raising the maximum amount sought. The prospectus has been amended to reflect the duration of this offering. The shares of our Common Stock will be offered from the date of the prospectus until October 15, 2014. In our sole discretion, we may extend the offering period for up to an additional 90 days. The offering will terminate on the earlier of that date, when all the shares have been sold or when our board of directors decides that it is in our best interests to terminate the offering prior the completion of the sale of shares offered by this prospectus.

Dilution, page 21

2. We reviewed your response to comment 5 in our letter dated February 10, 2014. Please note that when common equity securities are being registered and there is a substantial disparity between the public offering price and the effective cash costs to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire, Item 506 of Regulation S-K requires you to provide a comparison of the public contribution under the proposed offering and the effective cash contribution of such persons in addition to the disclosures required by paragraphs (a)-(c) of Item 506. Therefore, we reissue our prior comment. Please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50%, 75% and 100% of the shares of common stock offered are sold.

Response:

We have added the following table on Dilution page:

The following table sets forth on a pro forma basis, at March 31, 2014, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, before deducting estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	19,600,000	66.22%	$196,310	0.65%	$0.0100
New investors	10,000,000	33.78%	$30,000,000	99.35%	$3.00

Total	29,600,000	100.00%	$30,196,310	100.00%	$1.0201

3. Please tell us how you computed net tangible book value per share of common stock after the offering.

Response:

Following table shows how we computed the net tangible book value per share of common stock after the offering:

	Shares	Price
Existing shares	19,600,000	196,310	0.0100
Net Loss as of 03/31/14 FS	19,600,000	-42302	-0.002158
NTV 3/31/14	19,600,000	154,008	0.0079

S-1 offering 2.5m	2,500,000	7,500,000	3
Exp of offering	22,100,000	(40,000)	(0.0018)
NTBV after offering	22,100,000	7,460,000	0.3376
Increase due to offer			0.3297
Dilution			2.6624

S-1 5m offering	5,000,000	15,000,000	3
NTBV after offering	24,600,000	14,960,000	0.6081
Increase due to offer			0.6003
Dilution			2.3919

s-1 7.5 m offeing	7,500,000	22,500,000	3
NTBV after offering	27,100,000	22,460,000	0.828782
Increase due to offer			0.8209
Dilution			2.171218

S-1 10m offering	10,000,000	30,000,000	3
NTBV after offering	29,600,000	29,960,000	1.0122
Increase due to offer			1.0043
Dilution			1.9878

Certain Relationships and Related Transactions, page 44

4. We note your response to comment 11 of our letter dated February 10, 2014 and your statements that your promoters received no compensation for their role as such except for the opportunity to buy founders shares. We also note your disclosure on pages 48-49 regarding the issuance of such shares. Please disclose in this section the names of each promoter, including JSBarkats, PLLC, the amount of founders shares issued to each promoter, and the proceeds received by you as consideration. Please refer to Item 404(c)(1)(i) of Regulation S-K.

Response:

We modified the text on “Certain Relationships and Related Transactions” as follows:

Mr. I Andrew Weeraratne is a founder and an organizer of the company and as such need to disclose any relevant transactions that Mr. Weeraratne will have with the company. Mr. Weeraratne has received no compensation as a founder except the opportunity to buy 7,000,000 Class B common stock at par value of .0001 cents for a total value of $700.00 and 4,000,000 of Class A common stock at par value of .0001 cents for a total value of $400.00 as founding shares that Mr.Weeraratne purchased on October, 2, 2013.

Mr. I. Andrew Weeraratne, our Chief Executive Officer, is also the President and a director of High Tech Fueling and Distribution Inc. (HFSD). We plan to operate our vehicle conversion division in joint venture with HJT, which is the majority shareholder of HFSD. At this time, we have not entered into a formal joint venture agreement with HJT.

Mr. James New, our Chairman of the Board of Directors, is also the Chairman of the Board of Directors of HFSD. Mr. James new is a founder and organizer of the Company, and thus needs to disclose any relevant transactions that he will have with the company. Mr. New has received no compensation as a founder except the opportunity to purchase 250,000 Class A common stock at par value of .0001 for a total value of $25.00 that Mr. New purchased on October 2, 2013.

Mr. Eugene Nichols, is a founder and organizer of the Company and our President, Secretary and Treasurer and Director, is also a director of HFSD. Mr. Nichols, as a founder and organizer of the Company and thus needs to disclose any relevant transactions that he will have with the company. Mr. Nichols has received no compensation as a founder except the opportunity to purchase 500,000 Class A common stock at par value of .0001 for a total value of $50.00 that Mr. Nichols purchased on October 2, 2013.

Mr. Rob Sanford, our Chief Financial Officer, is also the Chief Financial Officer of HFSD.

Mr. Gerry Ambrose is a founder and organizer of the Company and thus needs to disclose any relevant transactions that he will have with the company. Mr. Ambrose has received no compensation as a founder except the opportunity to purchase 250,000 Class A common stock at par value of .0001 for a total value of $25.00 that Mr. Ambrose purchased on October 2, 2013.

We modified our notes to the Financial Statement under “Equity” as follows:

As shown on the table below, on October 2, 2013, the Company issued the following shares of Class A common stock as founders’ shares to the following officers and directors Andrew Weeraratne, Eugene Nichols and James New and for total proceeds of $475.00 and issued 50,000 Class A common stock at par value of .0001 to Robert Sanford our Chief Financial Officer and Bo Engberg, one of our directors, each for a total proceeds of $5.00 each, as an incentive to work for us.

Name	Title	# of Shares	Consideration ($)

I. Andrew Weeraratne	Chief Executive Officer, Director	4,000,000	$400.00

Eugene Nichols	President, Director	500,000	$50.00

James New	Chairman of the Board	250,000	$25.00

Robert Sanford	Chief Financial Officer	50,000	$5.00

Bo Engberg	Director	50,000	$5.00

On October 2, 2013, the Company issued 7,000,000 shares of Class B common stock as founders’ shares to the Company’s Chief Executive Officer and Director, I. Andrew Weeraratne, for total proceeds of $700.00.

On October 2, 2013, the Company issued 250,000 Class A common stock at par value of .0001 as founder’s shares to Mr. Gerry Ambrose for total proceeds of $25.00.

On October 2, 2013 the Company issued the following Class A common stock at par value of .0001 to the following individuals and entities for providing us consulting services:

ITMM Consulting LLC	200,000 shares for $20.00
Passerelle Corp.	200,000 shares for $20.00
Mengying Qin	50,000 shares for $5.00
Antonio Gallini	50,000 shares for $5.00

On October 10, 2013, the Company issued 500,000 shares of Class A common stock to JSBarkats, PLLC, for an aggregate value of $50.00 for providing us past and future legal work with regard to this offering, in no event may our securities counsel be deemed a promoter, hence, the term promoter includes:

i. Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

ii. Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise. Thus, our securities counsel was does not qualify as a promoter but received payment for legal services rendered and does not own 10 percent of our outstanding shares, such shares were issued in lieu of additional legal fees.

On October 22, 2013, we circulated a private offering memorandum for sale to persons who qualify as accredited investors and to a limited number of sophisticated investors, on a “best-efforts” basis, up to a maximum of 7,500,000 shares of the Company’s Class A common stock (the “Shares”) at a purchase price of $0.03 per share (the “Purchase Price”). The minimum individual investment was $15,000, with the stipulation, in our sole discretion, to accept subscriptions for lesser amounts and also with the stipulation that the, funds received from all subscribers to be released to us upon acceptance of the subscriptions by us. This offering was made pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, seeking exemption from the registration requirements of federal securities laws. As of March 31, 2014, the Company sold 6,500,000 shares of Class A common stock each to thirteen subscribers at the Purchase Price for an aggregate offering amount of $195,000.

We also made the consistent modification under “Recent Sales of Unregistered Securities.”

Financial Statements, page F-1

5. Please note that if the financial statements are as of a date 135 days or more before the date the registration statement becomes effective, the financial statements should be updated to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Rules 8-08 and 8-03 of Regulation S-X and, if necessary, update your financial statements to include unaudited financial statements as of a date within 135 days of the effective date of the registration statement. Please also update your disclosures throughout the prospectus to reflect the updated financial information.

Response:

We have done March 31, 2014 audit to accomplish this amendment.

Further, the Company acknowledges that:

•        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer